ROHAT RESOURCES, INC.
2025 Graveley Street
Vancouver, British Columbia
Canada V5L 3B6

February 28, 2007

VIA EDGAR

Ms. Carmen Moncada-Terry
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rohat Resources, Inc. Amendment No.2 to Registration Statement on Form SB-2 Filed December 14, 2006 File No. 333-139326

Dear Ms. Moncada-Terry:

Rohat Resources, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m., Thursday, March 1, 2007, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

    Thank you in advance for your attention to this matter.

Very truly yours,

Rohat Resources, Inc.

By:	/s/ Delara Hussaini
Name: Delara Hussaini
Title: President